UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):        ☐  Form 10-K   ☐  Form 20‑F   ☐  Form 11-K   ☒  Form 10-Q  ☐  Form 10-D   ☐  Form N-SAR

                                ☐  Form N-CSR

                                For Period Ended: March 31, 2012

                                ☐  Transition Report on Form 10‑K

                                ☐  Transition Report on Form 20‑F

                                ☐  Transition Report on Form 11‑K

                                ☐  Transition Report on Form 10‑Q

                                ☐  Transition Report on Form N‑SAR

                                For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Gateway Energy Corporation
Full Name of Registrant

Former Name if Applicable
1415 Louisiana Street, Suite 4100
Address of Principal Executive Office (Street and Number)
Houston, TX 77002
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi‑annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10-D, N‑SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 (the “Report”) could not be filed by the prescribed due date of May 15, 2012 due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report.  Accordingly, the registrant was unable to file such Report within the prescribed time period without unreasonable effort or expense.  The registrant expects to file its Form 10-Q for the fiscal quarter ended March 31, 2012 on or before May 30, 2012 in accordance with Rules 0-3 and 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.

Frederick M. Pevow	713	336-0844
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒Yes                ☐  No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes         ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GATEWAY ENERGY CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2012                                                          By:  /s/ Frederick M. Pevow

                                                                                                        Frederick M. Pevow

                                                                                                        President and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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